Exhibit 99.1

Ballard Appoints Janet Woodruff to Board of Directors

VANCOUVER, April 3, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that, effective April 1, 2017 the Company has appointed Ms. Janet Woodruff to the Board of Directors. Ms. Woodruff has had a distinguished career as a financial leader in executive roles with companies in the energy, utility, transportation and life sciences sectors.

"Janet is an experienced corporate executive and director whose financial and other skills will complement the skills and experience of our board," said Ian Bourne, Chairman of Ballard's Board of Directors. "Her career has included senior roles in energy and utility sectors, industries that are undergoing transformation. As a result, Janet's insights and counsel will be invaluable as the company seeks to leverage major business opportunities in these areas. Janet's appointment to our board, along with the recent appointment of Ms. Duy-Loan Le, continues our board renewal process while also reflecting our desire to increase gender diversity."

Ms. Woodruff is a corporate director and was most recently the acting CEO of the Transportation Investment Corporation until 2015. She previously served in executive roles in the power utility and health sectors with BC Hydro, BC Transmission Corporation and Vancouver Coastal Health overseeing major capital investment programs, technology deployment and operational transformation. Her career began at Ernst & Young in Toronto, followed by executive leadership positions in finance, risk management and strategic operations in the Westcoast Energy group of companies.

Ms. Woodruff earned an Honours Bachelor of Science degree at the University of Western Ontario and an MBA at York University. She is a Fellow Chartered Professional Accountant and also holds the ICD.D designation.

Ms. Woodruff is currently a board member of: Keyera Corporation, where she sits on the Health, Safety and Environment Committee; Altus Group Limited, where she sits on the Audit Committee; Capstone Infrastructure Corporation, where she is Chair of the Audit Committee; and FortisBC, where she is member of the Audit Committee. Ms. Woodruff is a member of the Institute of Corporate Director's BC Chapter Executive. She has previously served on a number of other public and non-profit boards. Ms. Woodruff currently resides in Vancouver, where Ballard's headquarters are also located.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/April2017/03/c2510.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:00e 03-APR-17